FORM 11-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                  ANNUAL REPORT

                            PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

(X)Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

                         Commission file number 0-16473

A.       Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  SSE Telecom, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                SSE Telecom, Inc.
                            47823 Westinghouse Drive
                                Fremont, CA 94539

                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                              SSE TELECOM, INC.
                                                     401(k) PROFIT SHARING PLAN



Date:  June 25, 1999                            By /s/  James J. Commendatore
                                                -----------------------------
                                                        James J. Commendatore
                                                      Chief Financial Officer

                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN

                              Financial Statements

                     Years ended December 31, 1998 and 1997


                                Table of Contents

Independent Accountants' Report...............................................4

Consent of Independent Accountants............................................5


Financial Statements:

Statements of Net Assets Available for Plan Benefits..........................6
Statement of Changes in Net Assets Available for Plan Benefits,
   With Fund Information, for the Year Ended December 31, 1998................7
Statement of Changes in Net Assets Available for Plan Benefits,
   With Fund Information, for the Year Ended December 31, 1997...............10
Notes to Financial Statements................................................12

Consent of Independent Accountants...........................................18

To the Participants and
Plan Administrator of the
SSE Telecom, Inc.
401(k) Profit Sharing Plan

                         INDEPENDENT ACCOUNTANTS' REPORT

         We have audited the financial statements of the SSE Telecom, Inc. 401(k) Profit Sharing Plan (the Plan) as of December 31, 1998 and 1997, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits for each fund. Fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                        MOHLER, NIXON & WILLIAMS
                                                        Accountancy Corporation

Campbell, California
June 25, 1999

                       CONSENT OF INDEPENDENT ACCOUNTANTS


         We consent to the use of our name on our report dated June 25, 1999, with respect to the financial statements of the SSE Telecom, Inc. 401(k) Profit Sharing Plan for the years ended December 31, 1998 and 1997, including the Annual Report on Form 11-K, which is filed electronically with the Securities and Exchange Commission.






                                                       MOHLER, NIXON & WILLIAMS
                                                       Accountancy Corporation

Campbell, California
June 25, 1999


                                                SSE TELECOM, INC.
                                            401(k) PROFIT SHARING PLAN

                               STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                                                          December 31,
                                                                              -------------------------------------

                                                                                    1998                1997

                                                                              -----------------   -----------------
Investments, at fair value                                                          $5,648,934          $5,129,759
Investments, at contract value                                                         317,491             205,458

                                                                              -----------------   -----------------

           Net assets available for plan benefits                                   $5,966,425          $5,335,217

                                                                              =================   =================




                                     See independent accountants' report and
                                   accompanying notes to financial statements.



                                                       SSE TELECOM, INC.
                                                 401(k) PROFIT SHARING PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                         For the year ended December 31, 1998




                                                   Net assets available                   Participants   Withdrawals
                                                   for plan benefit at     Employer's     contributions/  and
                                                   December 31, 1997       contribution   rollovers      distributions
T. Rowe Price:

    International Stock Fund ................     $   174,486          $     5,634     $    26,832      ($   12,405)

    Small-Cap Value Fund ....................         668,389               12,127          67,748         (235,636)

    Science and Technology Fund .............         496,556               15,308          69,355          (52,118)

    Balanced Fund ...........................         272,672                6,301          27,912          (62,240)

    Spectrum Income Fund ....................         240,656                3,435          16,035           (4,754)

Highmark Diversified Money Market Fund                176,992                   10          31,396           (5,366)

Union Bank Stable Value Fund ................         205,458                6,525          35,724          (25,598)

Strong Corporate Bond Fund ..................         136,176                4,870          43,567          (37,995)

Vanguard Asset Allocation Fund ..............         345,313               13,213         106,655          (84,217)

Highmark Value Momentum Fund ................         404,747               10,919          71,231          (93,255)

Vanguard Total Stock Market Fund ............            --                  1,434          12,307          (15,447)

Vanguard Primecap Fund ......................         770,221               33,745         238,765         (133,076)

Dreyfus Appreciation Fund ...................         794,224               22,533         147,652         (352,085)

Templeton World I Fund ......................         432,730               12,147          63,730         (124,214)

SSE Telecom, Inc. Common Stock Fund .........          55,101                2,375          13,941           (9,510)

Participant loans ...........................         161,496                   --              --           (4,647)


    Totals ..................................     $ 5,335,217          $   150,576     $   972,850      ($1,252,563)


        See independent accountants' report and accompanying notes to financial statements.



                                                       SSE TELECOM, INC.
                                                 401(k) PROFIT SHARING PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                         For the year ended December 31, 1998

                                                                                Net appreciation
                                                                      Dividends (depreciation)
                                                   Administration     and       in fair value   Net loan
                                                   fees               interest  investments     activities


T. Rowe Price:


   International Stock Fund ................            --                --     $    40,771     $    499

   Small-Cap Value Fund ....................            --                --         (85,426)      (2,938)

   Science and Technology Fund .............            --                --         176,965         (470)

   Balanced Fund ...........................            --                --          35,864          346

   Spectrum Income Fund ....................            --                --          15,099       (3,240)

Highmark Diversified Money Market Fund            ($16,888)            $12,155            --       (2,606)

Union Bank Stable Value Fund ................            --               --          12,292        2,105

Strong Corporate Bond Fund ..................            --               --          12,669         (603)

Vanguard Asset Allocation Fund ..............            --               --          91,299      (13,407)

Highmark Value Momentum Fund ................            --               --          27,237       (5,780)

Vanguard Total Stock Market Fund ............            --               --          31,292       (5,910)

Vanguard Primecap Fund ......................            --               --         200,103      (11,182)

Dreyfus Appreciation Fund ...................            --               --         207,781       (6,941)

Templeton World I Fund ......................            --               --          20,122      (10,404)

SSE Telecom, Inc. Common Stock Fund .........            --                261       (39,798)         964

Participant loans ...........................            --             18,547           --        59,567


    Totals ..................................      ($16,888)           $30,963  $    746,270    $      --


        See independent accountants' report and accompanying notes to financial statements.



                                                       SSE TELECOM, INC.
                                                401(k) PROFIT SHARING PLAN

                    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                         For the year ended December 31, 1998



                                                                      Increase       Net assets available
                                                   Transfers          (decrease)     for plan benefits at
                                                   in (out)           in net assets  December 31, 1998

T. Rowe Price:


    International Stock Fund ................       ($223,475)       ($162,144)     $    12,342

    Small-Cap Value Fund ....................         (40,003)        (284,128)         384,261

    Science and Technology Fund .............        (385,759)         110,797

    Balanced Fund ...........................        (268,926)        (260,743)          11,929

    Spectrum Income Fund ....................         (74,400)         (47,825)         192,831

Highmark Diversified Money Market Fund                 27,360           46,061          223,053

Union Bank Stable Value Fund ................          80,985          112,033          317,491

Strong Corporate Bond Fund ..................          29,431           51,939          188,115

Vanguard Asset Allocation Fund ..............         291,566          405,109          750,422

Highmark Value Momentum Fund ................         (40,772)         (30,420)         374,327

Vanguard Total Stock Market Fund ............         639,104          662,780          662,780

Vanguard Primecap Fund ......................         (81,929)         246,426        1,016,647

Dreyfus Appreciation Fund ...................         118,611          137,551          931,775

Templeton World I Fund ......................         161,449          122,830          555,560

SSE Telecom, Inc. Common Stock Fund .........          (5,655)         (37,422)          17,679

Participant loans ...........................         (18,547)          54,920          216,416


    Totals ..................................     $      --        $   631,208      $ 5,966,425




                    See independent accountants' report and accompanying notes to financial statements.




                                                         SSE TELECOM, INC.
                                                     401(k) PROFIT SHARING PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                For the year ended December 31, 1997



                                          Net assets available                  Participants'  Withdrawals      Dividends
                                          for plan benefits      Employer's     contributions/  and             and
                                          December 31, 1996      contribution   rollovers      distribution     interest

T. Rowe Price:

    International Stock Fund .........     $  447,361            $    8,877      $   73,875      ($  68,397)           --

    Small-Cap Value Fund .............        935,640                14,888         131,465        (118,822)           --

    Science and Technology Fund ......      1,293,727                26,269         205,263        (150,693)           --

    Balanced Fund ....................        677,835                12,131          96,992        (144,732)           --

    Spectrum Income Fund .............        500,121                 6,448          59,238         (66,362)           --

    Prime Reserve Fund ...............        420,749                   975          45,575         (10,104)     $   10,969

    International Bond Fund ..........         14,575                   375           4,239          (1,111)           --

Highmark Diversified Money Market Fund           --                   8,387          15,281        (158,096)          7,908

Union Bank Stable Value Fund .........           --                   6,042          12,350          (3,088)           --

Strong Corporate Bond Fund ...........           --                   3,258          11,902          (1,376)           --

Vanguard Asset Allocation Fund .......           --                  11,716          29,293          (1,804)           --

Highmark Value Momentum Fund .........           --                  10,562          46,524          (1,380)           --

Vanguard Primecap Fund ...............           --                  28,507         104,760          (9,386)           --

Dreyfus Appreciation Fund ............           --                  20,195          74,198         (39,995)           --

Templeton World I Fund ...............           --                  15,710          57,624         (12,560)           --

SSE Telecom, Inc. Common Stock Fund ..           --                   2,733           7,357          (8,069)           --

Participant loans ....................        172,236                    --              --         (23,195)         14,746

Contributions receivable .............         52,636               (16,464)        (36,172)           --              --


    Totals ...........................     $4,514,880            $  160,609      $  939,764      ($ 819,170)     $   33,623

         See independent accountants' report and accompanying notes to financial statements.

                                                       SSE TELECOM, INC.
                                                     401(k) PROFIT SHARING PLAN

               STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION

                                                For the year ended December 31, 1997


                                          Net appreciation
                                          (depreciation)                                 Increase      Net assets available
                                          in fair value     Net loan       Transfers     (decrease)    for plan benefits at
                                          investments       activities     in (out)      in net assets December 31, 1997

T. Rowe Price:

    International Stock Fund .........     $   19,079      $    1,270     ($ 307,579)     ($ 272,875)     $  174,486

    Small-Cap Value Fund .............        191,032          (4,512)      (481,302)       (267,251)        668,389

    Science and Technology Fund ......        104,503          (9,473)      (973,040)       (797,171)        496,556

    Balanced Fund ....................        104,391         (15,616)      (458,329)       (405,163)        272,672

    Spectrum Income Fund .............         44,357           4,151       (307,297)       (259,465)        240,656

    Prime Reserve Fund ...............           --             5,667       (473,831)       (420,749)           --

    International Bond Fund ..........           (265)             46        (17,859)        (14,575)           --

Highmark Diversified Money Market Fund           --              (195)       303,707         176,992         176,992

Union Bank Stable Value Fund .........          2,715           2,020        185,419         205,458         205,458

Strong Corporate Bond Fund ...........          5,198            (219)       117,413         136,176         136,176

Vanguard Asset Allocation Fund .......          4,257           2,678        299,173         345,313         345,313

Highmark Value Momentum Fund .........         28,844          (4,338)       324,535         404,747         404,747

Vanguard Primecap Fund ...............        (20,289)          7,594        659,035         770,221         770,221

Dreyfus Appreciation Fund ............         32,375           8,404        699,047         794,224         794,224

Templeton World I Fund ...............         (7,574)          3,312        376,218         432,730         432,730

SSE Telecom, Inc. Common Stock Fund ..         (3,112)          1,502         54,690          55,101          55,101

Participant loans ....................           --            (2,291)          --           (10,740)        161,496

Contributions receivable .............           --              --             --           (52,636)           --


    Totals ...........................     $  505,511      $     --        $    --        $  820,337      $5,335,217


      See independent accountants' report and accompanying notes to financial statements.

                                SSE TELECOM, INC.
                           401(k) PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997

Note 1 - The Plan and its significant accounting policies:

         The following description of the SSE Telecom, Inc. (the Company) 401(k) Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan that was established in 1981 by the Company to provide benefits to eligible employees. On July 1, 1997, the Company amended and restated the Plan to remove the age and service requirements for eligibility. As amended, the Plan covers all employees of the Company who are not otherwise covered by a collective bargaining agreement. The amended and restated Plan also provides for accelerated vesting of participant accounts.

         The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration -

         In conjunction with the adoption of the amended and restated Plan, the Company designated Union Bank of California (Union Bank) trustee and custodian of Plan investments effective July 1997 and contracted with Union Bank to maintain the records of participant data. The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. Substantially all expenses incurred for administering the Plan are paid by the Company.

Investments -

         From January 1996 through June 1997, T. Rowe Price Services, Inc. (T. Rowe Price) was Plan custodian and assets were invested in seven funds sponsored by T. Rowe Price. In conjunction with the July 1997 change in custodian to Union Bank, T. Rowe Price transferred investments of the Plan to Union Bank. The Committee eliminated two T. Rowe Price mutual funds and added nine new investment funds in 1997, including the SSE Telecom, Inc. Stock Fund which is invested in shares of the Company's common stock. The Committee restricts participants' investments in the SSE Telecom, Inc. Stock Fund to a maximum of 10% of their total account value. One additional investment fund was added in 1998. Assets are invested based solely upon instructions received from participants.

         The Plan's investment in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. The Union Bank Stable Value fund is a collective trust fund invested primarily in a diversified portfolio of guaranteed insurance contracts and is valued at contract value (purchase price plus interest) as of the last day of the Plan year as reported by Union Bank. The yield fluctuates daily and was 5.93% and 6.01% at December 31, 1998 and 1997, respectively.

Vesting -

         Participants are immediately vested in their salary deferral, rollover contributions and related earnings. Effective July 1, 1997, participants vest in the Company matching contributions and profit sharing contributions allocated to their account as follows:

                  Years of service                          Vested percentage

                      One year                                            20%
                      Two years                                           40%
                      Three years                                         60%
                      Four years                                          80%
                      Five or more years                                 100%

         Forfeitures of terminated participants non-vested account balances are first used to pay Plan administrative expenses and then to reduce Company matching contributions.

Income taxes -

         The Plan has applied for and received a favorable determination letter dated October 23, 1998. The Committee intends that the Plan qualifies under the applicable requirements of the Internal Revenue Code and related state statutes and is exempt from federal income and state franchise taxes.

Estimates -

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties -

         The Plan provides for various investment options in any combination from among 15 different funds including the Company stock fund. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

Note 2 - Participation and benefits:

Employee contributions -

         Participants may elect to have the Company contribute a percentage, from 1% to 20%, of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant's direction and are allocated to funds in 1% increments.

         Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant's direction and the Plan's provisions.

Employer contributions -

         The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. The Company matched 50% of each eligible participant's contribution up to a maximum of 6% of the participant's compensation, not to exceed $1,000 in 1998 and 1997. The Plan also allows for a discretionary profit sharing contribution. No discretionary contribution has been made for the years ended December 31, 1998 and 1997.

Participant accounts -

         Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution. Allocation of the Company's contribution is based on participant contributions.

Payment of benefits -

         Upon termination, the participant or beneficiary will receive the benefits in a lump sum amount equal to the value of the participant's vested interest in his or her account. The Plan allows for automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants -

         The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant's vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five year period, unless the loan is used for the purchase of a residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee.

Note 3 - Plan obligations:

         Included in net assets available for plan benefits at December 31, 1998, are benefits due to withdrawing participants for benefit claims which have been processed and approved for payment prior to year end, but not yet paid, of approximately $88,000.

Note 4 - Party in interest transactions:

         As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. The aggregate investment in Company common stock at December 31, 1998 and 1997 was as follows:

                                                       Number
                                                      of Shares             Fair Value               Cost

         1998                                          12,263                  $16,173               $52,013
         Cash in stock liquidity fund                                            1,506                 1,506
                                                                           -----------           -----------

                                                                               $17,679               $53,519
                                                                               =======               =======

         1997                                          11,246                  $53,418               $56,670
         Cash in stock liquidity fund                                            1,683                 1,683
                                                                           -----------           -----------

                                                                               $55,101               $58,353
                                                                               =======               =======

Note 5 - Plan termination and/or modification:

         The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate and/or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

Note 6 - Investments

         The following  table  includes the contract or fair values of investments and investment funds that represent 5% or more of the Plan's net assets at December 31:

                                                                            1998                       1997
                                                                            ----                       ----

         T. Rowe Price:
              International Stock Fund                                $       12,342            $      174,486
              Small-Cap Value Fund                                           384,261                   668,389
              Science and Technology Fund                                    110,797                   496,556
              Balanced Fund                                                   11,929                   272,672
              Spectrum Income Fund                                           192,831                   240,656
         Highmark Diversified Money Market Fund                              223,053                   176,992
         United Bank Stable Value Fund                                       317,491                   205,458
         Strong Corporate Bond Fund                                          188,115                   136,176
         Vanguard Total Stock Market Fund                                    662,780
         Vanguard Asset Allocation Fund                                      750,422                   345,313
         Highmark Value Momentum Fund                                        374,327                   404,747
         Vanguard Primecap Fund                                            1,016,647                   770,221
         Dreyfus Appreciation Fund                                           931,775                   794,224
         Templeton World I Fund                                              555,560                   432,730
         SSE Telecom, Inc. Common Stock Fund                                  17,679                    55,101
         Participant Loans                                                   216,416                   161,496
                                                                      --------------            --------------

              Assets held for investment purposes                         $5,966,425                $5,335,217
                                                                          ==========                ==========

Note 7 - Year 2000 compliance (unaudited):

         The Plan, as with most users of computer software, may be required to modify significant portions of its internally used software to enable it to function properly in the year 2000. In addition, the Plan must also insure that its service providers are in compliance with the year 2000 issue. Since the Plan uses mainly third-party service providers, it does not anticipate a problem in resolving the year 2000 issue in a timely manner.

Note 8 - Subsequent event:

         Due to a reduction in force of approximately 54 employees in 1999, the Plan experienced a partial termination. The Company intends to amend the Plan to provide that all affected participants be 100% vested in their accounts as of June 25, 1999.

                                                                       Exhibit 1




                       CONSENT OF INDEPENDENT ACCOUNTANTS



         We consent to the incorporation by reference in the Registration Statements (Form S-8) pertaining to the SSE Telecom, Inc. 401(k) Profit Sharing Plan of our report dated June 25, 1999, with respect to the financial statements of the SSE Telecom, Inc. 401(k) Profit Sharing Plan included in the Annual Report (Form 11-K) for the year ended December 31, 1998.




                                                        MOHLER, NIXON & WILLIAMS
                                                        Accountancy Corporation

Campbell, California
June 25, 1999